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                          August 3, 2020

       Siguang Peng
       Cheif Executive Officer
       Meten EdtechX Education Group Ltd.
       3rd Floor, Tower A, Tagen Knowledge & Innovation Center
       2nd Shenyun West Road, Nanshan District
       Shenzhen, Guangdong Province 518045
       The People   s Republic of China

                                                        Re: Meten EdtechX
Education Group Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed Juky 24, 2020
                                                            File No. 333-240081

       Dear Mr. Peng:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services